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Prospectus Supplement to Prospectus dated October 17, 2003

$1,179,763,000

SLM Student Loan Trust 2003-11

Issuer

SLM Funding LLC

Depositor

Sallie Mae Servicing L.P.

Servicer

Student Loan-Backed Securities

        On October 30, 2003, the trust will issue the following classes of notes offered by this prospectus supplement:

	Class A-1 Notes	Class A-2 Notes	Class A-3 Notes	Class A-4 Notes	Class B Notes
Principal	$189,000,000	$263,000,000	$255,000,000	$412,000,000	$60,763,000
Interest Rate	3-month LIBOR plus 0.00%	3-month LIBOR plus 0.05%	3-month LIBOR plus 0.12%	3-month LIBOR plus 0.19%	3-month LIBOR plus 0.65%
Maturity	September 15, 2009	March 15, 2013	March 15, 2016	June 15, 2020	December 15, 2038

The trust will make payments beginning on March 15, 2004 primarily from collections on a pool of consolidation student loans. The trust will pay principal allocable to the class A notes sequentially to the class A-1 through class A-7 notes, in that order, until paid in full. The class B notes will not receive principal until the stepdown date, scheduled to occur on the distribution date in December 2008, and then will receive principal pro rata with the class A notes, so long as no trigger event is in effect for the related distribution date. Interest on the class B notes will be subordinate to interest on the class A notes and principal on the class B notes will be subordinate to both principal and interest on the class A notes.

The trust will also issue three classes of reset rate notes, the class A-5, class A-6 and class A-7 notes, which are not being offered by this prospectus supplement. We are including information regarding these notes solely to provide a better understanding of the offered notes.

We are offering the offered notes through the underwriters at the prices shown below, when and if issued. We have applied for a listing of the offered notes and the reset rate notes on the Luxembourg Stock Exchange.

You should consider carefully the risk factors beginning on page S-28 of this supplement and on page 19 of the prospectus.

The offered notes are asset-backed securities issued by a trust. They are not obligations of SLM Corporation, the depositor, Sallie Mae, the administrator, the servicer or any of their affiliates.

The offered notes are not guaranteed or insured by the United States or any governmental agency.

	Price to Public	Underwriting Discount	Proceeds to the Depositor
Per Class A-1 Note	100.0%	0.150%	99.850%
Per Class A-2 Note	100.0%	0.180%	99.820%
Per Class A-3 Note	100.0%	0.200%	99.800%
Per Class A-4 Note	100.0%	0.225%	99.775%
Per Class B Note	100.0%	0.350%	99.650%

We expect the proceeds to the depositor from the sale of the offered notes to be $1,177,356,429 before deducting expenses payable by the depositor estimated to be $500,396.

Neither the SEC nor any state securities commission has approved or disapproved the securities or determined whether this supplement or the prospectus is accurate or complete. Any contrary representation is a criminal offense.

Joint Book-Runners

Banc of America Securities LLC
M errill Lynch & Co.
Morgan Stanley

October 21, 2003

Purpose of this Filing

        SLM Funding LLC, as the Registrant for the Trust, is filing this Prospectus Supplement on behalf of the Trust, solely to obtain a Central Index Key number and access codes for the Commission's Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") system for the Trust. The original Prospectus Supplement for the Trust's securities was filed with the Commission on October 28, 2003 and can be found at Link to http://www.sec.gov/Archives/edgar/data/949114/000095013303003584/w90502b5e424b5.htm. The orginal Prospectus Supplement, as amended, is incorporated herein by reference.

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Purpose of this Filing